Exhibit 99.1

EMBARGOED NOT FOR PUBLICATION BEFORE 7.00am BST/02.00am EDT ON THURSDAY JUNE 24, 2004

Bookham Technology plans to reincorporate in the United States

Oxfordshire, UK: Bookham Technology plc (“Bookham” or the “company”) (LSE:BHM; NASDAQ:BKHM), a leading provider of optical components, modules and subsystems used in various applications and industries, including telecommunications, today announced that the board of directors of Bookham (the “Board”) has approved a proposal to change the corporate domicile of Bookham to the United States.

The proposed change of domicile is to be effected by a UK court-approved scheme of arrangement (the ”Scheme”). Under the Scheme, every ten existing Bookham ordinary shares will be exchanged for one share of common stock in a newly incorporated Delaware corporation (“Bookham Inc.”).  The Bookham Inc. common stock is expected to be listed on the NASDAQ National Market.  The Board believes that this share exchange ratio will establish an initial trading price for the Bookham common stock that more accurately reflects the trading price of shares in the US market and an equity structure more typical of a company of Bookham’s size.  A circular, which will contain full details of the Scheme, will be posted to holders of Bookham ordinary shares and Bookham American depositary shares as soon as practicable.

The Board believes that the proposed change of domicile is in the best interests of the company.  The proposal reflects the transformation within Bookham, its business activities, customer base and ownership in the four years since its initial public offering. The Board believes the move represents a natural next step in the company’s strategy for building on its position as a leading supplier of optical components and subsystems. The Board also believes the move will improve its strategic positioning by placing it closer to end demand for its products and facilitating management of its global operations. In addition, the company’s peer group is principally located in the United States, and this move is expected to allow Bookham to compete with these companies on an equal footing for investment and acquisition opportunities.

The company remains committed to its operations outside the US, particularly its UK businesses and facilities, customers and employees and anticipates they will remain largely unaffected by this change of domicile.  The company expects to continue to invest in the development of its UK technology base, and in particular in its two main UK facilities in Caswell and Paignton.

The completion of the proposed change of domicile will be subject to a number of conditions, including shareholder approval, court approval and taxation clearances.  If approved, the change in domicile is expected to be completed by September 30, 2004.

Commenting on the proposal, Giorgio Anania, Chief Executive Officer of Bookham, said: “Over the past four years since our IPO, our business has changed significantly and we believe a change in domicile would more accurately reflect the current profile of the company and be in the best interests of shareholders.  We believe that redomiciling as a US company will provide us with a better platform for executing our strategy and position us closer to developments within our industry.”

Fiscal year end

Bookham also announced today that it is to change its fiscal year end from December 31 to June 30.  This change is being made in connection with the proposed change in corporate domicile and will enable the company to convert to US GAAP (United States Generally Accepted Accounting Principles) with US Dollar functional currency in the shortest possible timeframe.

Under UK legislation, a company’s fiscal year ends on its accounting reference date or a date up to seven days either side of the accounting reference date, if this is more convenient.   Accordingly, as June 30, 2004 is a business day, it has been determined that Bookham’s current fiscal year will end on Saturday July 3, 2004.

Nortel Networks Loan Notes

As part of the consideration for the acquisition of the optical components business of Nortel Networks in 2002, Bookham issued to Nortel Networks a secured loan note in the principal amount of US$30,000,000 and an unsecured loan note in the principal amount of US$20,000,000  (the “Unsecured Note”).  The company and Nortel Networks have agreed, subject to the change in corporate domicile becoming effective, to replace the Unsecured Note with a new unsecured note in the same principal amount to be issued by Bookham Inc. (the “New Note”).  The New Note will contain all of the material terms of the Unsecured Note and will also provide that it may be converted to equity by Nortel Networks during the period of twelve months after the change in corporate domicile has been effected at a conversion rate equal to the principal amount being converted divided by an amount equal to 90% of the three day average closing price of Bookham Inc. common stock immediately prior to election of conversion, but subject to a minimum conversion price of $19 per share.

- ends -

The company will be hosting a conference call to discuss this announcement on Thursday June 24, 2004 at 13.30 BST / 08.30 EDT.  Dial in numbers are as follows:

UK/European participants:	+44 (0) 207 162 0183

US participants:	+1 888 222 0364

A taped recording will be available for 30 days. This recording can be accessed via the following:

UK/ European participants:	+44 (0) 208 288 4459 (access code: 535152)

US participants:	+1 866 484 2564 (access code: 535152)

The call can also be accessed on the company’s web site: www.bookham.com

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000

Giorgio Anania – Chief Executive Officer

Steve Abely – Chief Financial Officer

Sharon Ostaszewska – Director Communications

For media enquiries, please contact Helen Lyman-Smith, GBSC PR – 0115 950 8399

Cazenove & Co Ltd.: +44 (0) 207 588 2828

David Anderson

David Harvey-Evers

This announcement has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Cazenove & Co Ltd. (“Cazenove”), which is regulated in the United Kingdom by the Financial Services Authority. Cazenove is acting for Bookham in connection with the change of domicile proposal and will not be responsible to anyone else for providing the protections afforded to customers of Cazenove or for providing advice in relation to the proposal.

This announcement does not constitute or form part of any offer of or any solicitation of an offer for sale of securities in the United States or elsewhere.  The securities of Bookham Inc. have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

Any statements in this press release about the future expectations, plans or prospects of Bookham or Bookham, Inc.,including statements regarding expectations with respect to the timetable for completing the Scheme, future financial and operating results, potential benefits of the Scheme, and future opportunities for Bookham Inc., as well as other statements containing the words “believe”, “plan”, “anticipate”, “expect”, “estimate”, “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the ability to consummate the Scheme or the change in fiscal year end, in the expected timeframe or at all, the ability to realize the expected benefits of the Scheme or the change in fiscal year end, the future performance of Bookham and Bookham Inc. and other factors described in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2003. The forward-looking statements included in this press release represent Bookham’s view as of the date of this release.  Bookham anticipates that subsequent events and developments will cause Bookham’s views to change.  However, Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Those forward-looking statements should not be relied upon as representing Bookham’s views as of any date subsequent to the date of this release.

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet its customers’ needs.  The company’s optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses of Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. and in June 2004, completed the acquisition of Onetta, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, China and Switzerland; offices in the UK, US, France, Italy and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.

Nortel Networks is a trademark of Nortel Networks.